Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 12, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 12, 2003, entitled "Statoil presents 2007 targets".

Statoil presents 2007 targets

Statoil ASA (OSE: STL, NYSE: STO) will be presenting its financial and operational targets for 2007 today, 12 June.

These objectives are being outlined at the group's Capital Markets Day (CMD) in Stavanger. The goals for 2004 still apply, and will be pursued until results are delivered which meet them.

The 2007 targets are:
- a return on average capital employed (RoACE) of 12.5 per cent (and 13 per cent in 2008)
- a production of 1.3 million barrels of oil equivalent (boe) per day, which represents an increase from the 1.26 million boe communicated earlier and an overall growth of five per cent per annum
- a reserve replacement rate exceeding 130 per cent on average over three years
- average finding and development costs of less than USD 6 per boe, average over three years
- production costs per boe of less than USD 3.2.

These new objectives are based on a set of updated price and exchange rate assumptions which, viewed overall, are more demanding than the previous ones.

This can be seen from the fact that calculating the return on capital employed using the former assumptions would yield a 0.5 per cent increase in the RoACE to 13 per cent.

Statoil expects that the RoACE will decline slightly in 2005 and 2006 compared with the 2004 level, but that the 12.5 per cent target for 2007 will be reached.

Presentations made at the CMD can be downloaded from the group's web site at www.statoil.com/ir. They can also be seen and heard as a webcast on the site from 13.00-18.10 Norwegian (Central European) time, and as a recording thereafter.

Further information from:

Investor relations: Thore E Kristiansen, vice president investor relations, tel: +47 916 64 659

Investor relations: Svein Harald Skår, investor relations officer, tel: +47 906 82 656

Media: Wenche Skorge, vice president public affairs, tel: +47 51 99 79 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 12, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer